SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated April 13, 2006 regarding the notice of Annual General Meeting; and

2.	Circular dated April 13, 2006 regarding general mandates to issue and repurchase shares, amendments to the articles and re-election of retiring directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 25, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of PCCW Limited (the “Company”) will be held on Wednesday, May 24, 2006 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the following purposes:

Ordinary Business

1.	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2005.

2.	To declare a final dividend of 12 HK cents in respect of the year ended December 31, 2005.

3.	To re-elect Directors and authorize the Directors to fix the remuneration of Directors.

4.	To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following as Ordinary Resolutions:

5.	“THAT:

	(a)	subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

	(b)	such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

	(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company;

shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

6.	“THAT:

	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

	(b)	the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(c)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest.”

7.	“THAT subject to the passing of Ordinary Resolution No.6 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No.5 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No.6 set out in the notice of this Meeting, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution.”

To consider and, if thought fit, pass the following resolution as a Special Resolution:

8.	“THAT the Articles of Association of the Company be and are hereby amended in the following manner:

	(a)	By deleting the existing Article 92 in its entirety and substituting therefore the following new Article 92:

		“92.	The Board shall have power from time to time, and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board provided that the appointment of any Director shall be approved by the Executive Chairman. Any Director so appointed by the Board to fill a casual vacancy shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at that meeting. Any Director so appointed by the Board as an addition to the Board shall hold office only until the next following annual general meeting and shall then be eligible for re-election at that meeting.”

	(b)	By deleting the existing Article 101A in its entirety and substituting therefore the following new Article 101A:

		“101A.	At each annual general meeting of the Company one-third of the Directors for the time being (including Directors appointed for a specific term, and Directors who may be required to retire at the same annual general meeting under other provisions of these Articles), or if their number is not three or a multiple of three, then the number nearest to but no less than one-third, shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Directors to retire by rotation shall include (so far as necessary to ascertain the number of Directors to retire by rotation) any Director who wishes to retire and not offer himself for re-election. Any further Directors so to retire shall be those of the other Directors who have been longest in office since their appointment or last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The number of Directors to retire on each occasion shall be determined by reference to the composition of the Board at the date of the notice convening the relevant annual general meeting and no Director shall be required to retire by rotation pursuant to this Article or be relieved from retiring by reason of a change in the number of Directors after the date of such notice but before the close of the relevant annual general meeting. A retiring Director shall be eligible for re-election and shall continue to act as a Director throughout the meeting at which the Director retires.”

	(c)	By deleting the existing Article 101B in its entirety and renumbering the existing Article 101C as 101B.”

By Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, April 13, 2006

Notes:

1.	Any member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of attorney or authority) must be deposited at the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and otherwise the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

4.	In accordance with the Company’s Articles of Association, the following categories of members may demand that the vote in respect of any resolution to be put to the annual general meeting should be taken on a poll:

(a) at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(b) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c) any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to or not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert, Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Item 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
AMENDMENTS TO THE ARTICLES
AND
RE-ELECTION OF RETIRING DIRECTORS

Notice convening the AGM (as defined herein) to be held on Wednesday, May 24, 2006 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong is set out on pages 17 to 21 of this circular. Whether or not Shareholders are able to attend the AGM, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event no later than 48 hours before the time appointed for holding the AGM (or any adjournment thereof). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM (or any adjournment thereof) should they so desire.

April 13, 2006

— i —

DEFINITIONS

     In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

“AGM”	the annual general meeting of the Company to be held on Wednesday, May 24, 2006 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong;

“Articles”	the Articles of Association of the Company;

“Auditors”	the auditors, from time to time, of the Company;

“Board”	the board of Directors;

“Companies Ordinance”	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong;

“Company” or “PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange and with securities in the form of American depositary shares, each representing 10 Shares, listed on the New York Stock Exchange, Inc.;

“Directors”	directors of the Company;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	March 31, 2006, being the latest practicable date for ascertaining certain information for inclusion in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Notice”	notice of the AGM as set out on pages 17 to 21 of this circular;

“PCPD”	Pacific Century Premium Developments Limited, a subsidiary of the Company incorporated in Bermuda and owned as to approximately 61.66% by the Company as at the Latest Practicable Date, whose shares are listed on the Stock Exchange;

“Retiring Directors”	the Directors retiring at the AGM and, being eligible, are offering themselves for re-election at the AGM in accordance with the Articles;

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;

DEFINITIONS

“Shares”	shares of $0.25 each in the capital of the Company or, if there has been a sub-division, reduction, consolidation, reclassification or reconstruction of the share capital of the Company, the shares forming part of the ordinary share capital of the Company as a result from such sub-division, reduction, consolidation, reclassification or reconstruction;

“Shareholders”	holders of Shares, from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Takeovers Code”	the Code on Takeovers and Mergers; and

“$” and “cents”	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)

Executive Directors:
Li Tzar Kai, Richard (Chairman)
So Chak Kwong, Jack (Deputy Chairman
     and Group Managing Director)
Yuen Tin Fan, Francis (Deputy Chairman)
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert
Dr Fan Xingcha	Registered Office: 39th Floor, PCCW Tower TaiKoo Place, 979 King’s Road Quarry Bay, Hong Kong

Non-Executive Directors: Sir David Ford, KBE, LVO Zhang Chunjiang Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz
April 13, 2006

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
AMENDMENTS TO THE ARTICLES
AND
RE-ELECTION OF RETIRING DIRECTORS

INTRODUCTION

     At the AGM, the Notice of which is set out on pages 17 to 21 of this circular, ordinary resolutions will be proposed to grant the Directors the general mandates to issue and repurchase Shares and also a special resolution will be proposed to amend the Articles.

LETTER FROM THE BOARD

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM relating to general mandates:

(i)	authorizing the Directors to allot, issue and otherwise deal with additional Shares (and securities convertible into Shares) with an aggregate nominal amount not exceeding 20 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution;

(ii)	authorizing the Directors to repurchase Shares with an aggregate nominal amount not exceeding 10 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution; and

(iii)	authorizing the addition to the mandate to issue new Shares (referred to at (i) above) those Shares repurchased by the Company pursuant to the repurchase mandate (referred to at (ii) above).

     In accordance with the Listing Rules, and in particular the rules regulating repurchase of securities on the Stock Exchange, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its Shares. This explanatory statement is set out in Appendix 1 of this circular.

AMENDMENTS TO THE ARTICLES

     A special resolution will be proposed at the AGM to amend the Articles in order to reflect the new Code on Corporate Governance Practices (the “Code”) which replaced the Code of Best Practice in Appendix 14 of the Listing Rules. The Code, subject to certain transitional arrangements, took effect on January 1, 2005. Certain minor housekeeping amendments to the Articles of Association will also be proposed at the AGM.

     The proposed changes to the Articles are summarized in Appendix 2 of this circular.

RE-ELECTION OF RETIRING DIRECTORS

     As part of the ordinary business to be conducted at the AGM, it is proposed that five Directors shall retire, and seek re-election, at the AGM.

     Pursuant to Articles 101A, 101B and 101C of the Articles, Mr Peter Anthony Allen, Mr Chung Cho Yee, Mico, Mr Lee Chi Hong, Robert, Sir David Ford and Sir Roger Lobo (being Directors retiring by rotation) shall retire and, being eligible, offer themselves for re-election at the AGM.

     Particulars on each of the Retiring Directors are set out in Appendix 3 of this circular.

LETTER FROM THE BOARD

ANNUAL GENERAL MEETING

     The Notice convening the AGM is set out on pages 17 to 21 of this circular. A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and but in any event so as to arrive not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof. The return of a form of proxy will not preclude you from attending and voting in person at the AGM (or any adjournment thereof) should you so desire.

RECOMMENDATION

     The Directors consider that the renewal of the general mandates to issue and repurchase Shares, the amendments to the Articles and the re-election of Retiring Directors are all in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

     The circular includes particulars given in compliance with the Listing Rules for the purposes of giving information with regard to the renewal of general mandates to issue and repurchase Shares and the amendments to the Articles.

FURTHER INFORMATION

     Your attention is drawn to Appendix 1 of this circular which provides an explanatory statement concerning the proposed resolution to repurchase Shares, Appendix 2 which sets out a summary of the proposed changes to the Articles and Appendix 3 which sets out particulars of each of the Retiring Directors.

Yours faithfully
For and on behalf of the Board
Yuen Tin Fan, Francis
Deputy Chairman

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

     The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of securities and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

1.   LISTING RULES REQUIREMENT FOR REPURCHASE OF SECURITIES

     The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities (which shall include, where the context permits, shares of all classes and securities which carry a right to subscribe or purchase shares, of a company or the Company, and shall include warrants) on the Stock Exchange subject to certain restrictions, the most important of which are summarized below:

(a) Shareholders’ approval

     All on-market securities repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of Shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(b) Source of Funds

     Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company’s Memorandum and Articles of Association and the laws of Hong Kong.

2.   SHARE CAPITAL

     As at the Latest Practicable Date, the issued share capital of the Company comprised 6,732,191,321 Shares.

     Subject to the passing of Ordinary Resolution No. 6 set out in the Notice (the “Buy-back Mandate”), the Company would be allowed to repurchase a maximum of 673,219,132 Shares on the assumption that there will be no variation in the issued share capital of the Company during the period up to the date of the AGM.

3.   REASONS FOR REPURCHASES

     The Directors believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from Shareholders to enable the Company to repurchase securities in the market. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

4.   FUNDING OF REPURCHASE

     Repurchases pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

     There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts) in the event that the Buy-back Mandate was to be carried out at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5.   SHARE PRICES

     The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest	Lowest
	HK$	HK$

April 2005	4.625	4.375
May 2005	4.900	4.575
June 2005	4.950	4.700
July 2005	5.300	4.825
August 2005	5.450	5.050
September 2005	5.250	4.800
October 2005	5.250	4.450
November 2005	5.100	4.675
December 2005	5.050	4.750
January 2006	5.300	4.750
February 2006	5.750	5.100
March 2006	5.450	5.050

6.   DISCLOSURE OF INTERESTS

     The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the laws of Hong Kong and in accordance with the regulations set out in the Memorandum and Articles of Association of the Company.

     The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of the exercise in full of the Buy-back Mandate.

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

     None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), presently intend to sell any Shares to the Company or its subsidiaries under the Buy-back Mandate in the event that the Buy-back Mandate is approved by Shareholders.

     No other connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company in the event that the Buy-back Mandate is approved by Shareholders.

7.   SHARE PURCHASES MADE BY THE COMPANY

     The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this statement.

APPENDIX 2	SUMMARY OF PROPOSED CHANGES TO THE ARTICLES

     The full text of the proposed changes to the Articles is set out in resolution number 8 contained in the Notice. The background to the proposed amendments is set out below:

Article 92	A Director appointed by the Board to fill a casual vacancy shall hold office until the next following general meeting, instead of the next following annual general meeting as provided in the existing Articles of Association.

Article 101A	Every director would be subject to retirement by rotation at least once every three years.

Article 101B	To be deleted for the sake of consistency in light of the change to Article 101A.

Article 101C	To make changes for the sake of consistency in light of the deletion of Article 101B.

APPENDIX 3	PARTICULARS CONCERNING RETIRING DIRECTORS

     Pursuant to Articles 101A, 101B and 101C of the Articles, Mr Peter Anthony Allen, Mr Chung Cho Yee, Mico, Mr Lee Chi Hong, Robert, Sir David Ford and Sir Roger Lobo (being Directors retiring by rotation) shall retire and, being eligible, offer themselves for re-election at the AGM. Their details are as follows:

     Mr Peter Anthony Allen, aged 50, is an executive director and head of human resources at PCCW. He is also an executive director and chief financial officer of Pacific Century Regional Developments Limited and the Pacific Century Group, and a non-executive director of Pacific Century Insurance Holdings Limited.

     He was educated in England and has a degree in Economics from Sussex University. He is a fellow of the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Singapore.

     Mr Allen joined KPMG Peat Marwick in 1976, and in 1980 joined Occidental Petroleum Corporation. In 1983, he joined Schlumberger Limited and worked in various countries holding key management positions. In 1989, he moved to Singapore as regional financial director of the Vestey Group.

     Mr Allen joined Bousteadco Singapore Limited as group operations controller in 1992, and Morgan Grenfell Investment Management (Asia) Limited as a director and chief operating officer in 1995. He joined the Pacific Century Group in 1997.

APPENDIX 3	PARTICULARS CONCERNING RETIRING DIRECTORS

     As at the Latest Practicable Date, Mr Allen had interest in 4,882,400 Shares within the meaning of Part XV of the SFO, representing (i) 253,200 Shares personally held; and (ii) 4,629,200 underlying Shares in respect of the share options granted by the Company to him as beneficial owner under the share option schemes adopted by the Company on September 20, 1994 (the “1994 Scheme”) and May 19, 2004 (the “2004 Scheme”), the details of which are set out below:

Date of grant	Vesting Period	Exercisable Period	Exercise price	Number of options outstanding
(Note 1)	(Note 1)	(Note 1)	HK$

08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	272,000
(Note 2)	08.17.2002	08.17.2009

08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	178,600
(Note 2)	08.26.2005	08.26.2010

02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	178,600
(Note 2)	08.26.2005	01.22.2011

07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,000,000
(Note 2)	07.25.2006	07.23.2013

02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	2,000,000
(Note 3)	02.08.2007	02.07.2009

Notes:
1.	All dates are shown month/day/year.

2.	Share options granted by the Company under the 1994 Scheme.

3.	Share options granted by the Company under the 2004 Scheme.

     Mr Allen has a service contract with the Company which may be terminated, by either side, on six months’ notice. Pursuant to his service contract, his emoluments received in 2005 were HK$8.31 million. He is subject to retirement by rotation and will be eligible for re-election at the AGM pursuant to the Articles. It is proposed that he will be entitled to an annual salary package (including retirement scheme contribution but excluding any discretionary bonus which is not determined currently) of approximately HK$2.55 million which is determined with reference to his job complexity, workload and responsibilities with the Company and the Company’s remuneration policy.

     Mr Chung Cho Yee, Mico, aged 45, joined the Pacific Century Group in March 1999 and is an executive director responsible for the Pacific Century Group’s merger and acquisition activities, and a member of the Executive Committee. He is a qualified solicitor by profession.

     Mr Chung graduated in 1983 from University College, University of London, England, with a law degree. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited, the investment banking arm of Standard Chartered Bank, in 1988.

APPENDIX 3	PARTICULARS CONCERNING RETIRING DIRECTORS

     He became a director and the general manager of Bond Corporation International Ltd in 1990, leaving to join China Strategic Holdings Ltd in January 1992.

     Mr. Chung is a non-executive director of Pacific Century Insurance Holdings Limited. He is also the non-executive chairman of Capital Strategic Investment Limited and an independent non-executive director of both E2-Capital (Holdings) Limited and Hong Kong Construction (Holdings) Limited.

     As at the Latest Practicable Date, Mr Chung had interest in 15,585,115 Shares within the meaning of Part XV of the SFO, representing (i) 1,176,260 Shares personally held; (ii) 18,455 Shares held by his spouse; and (iii) 14,390,400 underlying Shares in respect of the share options granted by the Company to him as beneficial owner under the 1994 Scheme and the 2004 Scheme, the details of which are set out below:

Date of grant	Vesting Period	Exercisable Period	Exercise price	Number of options outstanding
(Note 1)	(Note 1)	(Note 1)	HK$

08.28.1999	08.17.2000 to	08.17.2001 to	11.7800	3,575,200
(Note 2)	08.17.2004	08.17.2009

08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,060,000
(Note 2)	08.26.2005	08.26.2010

02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	1,060,000
(Note 2)	08.26.2005	01.22.2011

07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,695,200
(Note 2)	07.25.2006	07.23.2013

02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,000,000
(Note 3)	02.08.2007	02.07.2009

Notes:
1.	All dates are shown month/day/year.

2.	Share options granted by the Company under the 1994 Scheme.

3.	Share options granted by the Company under the 2004 Scheme.

APPENDIX 3	PARTICULARS CONCERNING RETIRING DIRECTORS

     In addition, Mr Chung also had the following interest within the meaning of Part XV of the SFO, which represented the interest in underlying shares of PCPD, the associated corporation of the Company in respect of the share options granted by PCPD to him as beneficial owner under a share option scheme adopted by PCPD on March 17, 2003, the details of which are set out below:

	Date of grant	Vesting Period	Exercisable Period	Exercise price	Number of options outstanding
	(Note)	(Note)	(Note)	HK$

	12.20.2004	Fully vested on	12.20.2004 to	2.375	5,000,000
		12.20.2004	12.19.2014

.	Note: All dates are shown month/day/year.

     Mr Chung has a service contract with the Company which may be terminated, by either side, on six months’ notice. Pursuant to his service contract, his emoluments received in 2005 were HK$23.74 million. He is subject to retirement by rotation and will be eligible for re-election at the AGM pursuant to the Articles. It is proposed that he will be entitled to an annual salary package (including retirement scheme contribution but excluding any discretionary bonus which is not determined currently) of approximately HK$2.4 million which is determined with reference to his job complexity, workload and responsibilities with the Company and the Company’s remuneration policy.

     Mr Lee Chi Hong, Robert, aged 54, joined PCCW in August 2002, and is an executive director of PCCW and a member of PCCW’s Executive Committee. He is also an executive director and chief executive officer of Pacific Century Premium Developments Limited (PCPD) and a member of PCPD’s Executive Committee.

     He was previously an executive director of Sino Land Company Limited, where his responsibilities included sales, finance, acquisitions, investor relations, marketing and property management.

     Prior to joining Sino Land, Mr Lee was a senior partner at Deacons in Hong Kong, where he specialized in banking, property development, corporate finance and dispute resolution in Hong Kong and mainland China. Before that, he was a solicitor with the London firm of Pritchard Englefield & Tobin. He was enrolled as a solicitor in the UK in 1979 and was admitted as a solicitor in Hong Kong in 1980. Mr Lee became a Notary Public in Hong Kong in 1991.

     Mr Lee served as a member of the panel of arbitrators at the China International Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade in Beijing.

     He graduated from Cornell University in 1975 with a bachelor’s degree in Political Science.

APPENDIX 3	PARTICULARS CONCERNING RETIRING DIRECTORS

     As at the Latest Practicable Date, Mr Lee had interest in 6,993,111 Shares within the meaning of Part XV of the SFO, representing (i) 992,600 Shares jointly held by him and his spouse; (ii) 511 Shares held by his spouse; and (iii) 6,000,000 underlying Shares in respect of the share options granted by the Company to him as beneficial owner under the 1994 Scheme and the 2004 Scheme, the details of which are set out below:

Date of grant	Vesting Period	Exercisable Period	Exercise price	Number of options outstanding
(Note 1)	(Note 1)	(Note 1)	(HK$)

07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,000,000
(Note 2)	07.25.2006	07.23.2013

02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	1,000,000
(Note 3)	02.08.2007	02.07.2009

Notes:
1.	All dates are shown month/day/year.

2.	Share options granted by the Company under the 1994 Scheme.

3.	Share options granted by the Company under the 2004 Scheme.

     Mr Lee has a service contract with a subsidiary of PCPD which may be terminated, by either side, on six months’ notice. Pursuant to his service contract, his emoluments received in 2005 were HK$23.2 million. He is subject to retirement by rotation and will be eligible for re-election at the AGM pursuant to the Articles. It is proposed that he will be entitled to an annual salary package (including retirement scheme contribution but excluding any discretionary bonus which is not determined currently) of approximately HK$11.9 million which is determined with reference to his job complexity, workload and responsibilities with PCPD and PCPD’s remuneration policy.

     Sir David Ford, KBE, LVO, aged 71, is a non-executive director of PCCW. He started his working life as an Army officer in the Royal Artillery. He served in five different continents, and during his last five years with the Army, served with the Commando Brigade, seeing active service in Aden and Borneo.

     Sir David Ford left the army in 1972 and subsequently spent more than 20 years in Hong Kong, holding a number of appointments as a senior civil servant in the Hong Kong Government and one in the Northern Ireland Office.

     He attended the Royal College of Defence Studies in 1982. Most recently, he was Chief Secretary and Deputy Governor in the Hong Kong Government from 1986 to 1993, and then Hong Kong Commissioner in London until the change of sovereignty in June 1997.

APPENDIX 3	PARTICULARS CONCERNING RETIRING DIRECTORS

     As at the Latest Practicable Date, Sir David Ford had the following interest within the meaning of Part XV of the SFO, which represented the interest in underlying Shares in respect of the share options granted by the Company to him as beneficial owner under the 1994 Scheme and the 2004 Scheme, the details of which are set out below:

Date of grant	Vesting Period	Exercisable Period	Exercise price	Number of options outstanding
(Note 1)	(Note 1)	(Note 1)	(HK$)

07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	1,000,000
(Note 2)	07.25.2006	07.23.2013

02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	2,000,000
(Note 3)	02.08.2007	02.07.2009

Notes:
1.	All dates are shown month/day/year.

2.	Share options granted by the Company under the 1994 Scheme.

3.	Share options granted by the Company under the 2004 Scheme.

     Sir David Ford has a service contract with the Company which may be terminated, by either side, on six months’ notice. Pursuant to his service contract, his emoluments received in 2005 were HK$5.28 million. He is subject to retirement by rotation and will be eligible for re-election at the AGM pursuant to the Articles. It is proposed that he will be entitled to an annual salary package (including retirement scheme contribution but excluding any discretionary bonus which is not determined currently) of approximately £193,000 (equivalent approximately HK$2.61 million) which is determined with reference to his job complexity, workload and responsibilities with the Company and the Company’s remuneration policy.

     Sir Roger Lobo, CBE, LLD, JP, aged 82, is an independent non-executive director of PCCW, chairman of the Audit Committee and the Regulatory Compliance Committee of the Board.

     He is also a director of several organizations, including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd, Kjeldsen & Co (HK) Ltd, Pictet (Asia) Ltd and Melco International Development Ltd.

     Sir Roger Lobo’s extensive record of public service includes serving on the Hong Kong Housing Authority, the Urban Council, as a member of the Executive Council, senior member of the Legislative Council, Commissioner of Civil Aid Services, chairman of the Hong Kong Broadcasting Authority and chairman of the Advisory Committee on Post-retirement Employment.

     He currently serves as chairman (Board of Trustees) of the Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong, the Society for the Rehabilitation of Offenders, and Advisory Board member of the Hong Kong Aids Foundation.

APPENDIX 3	PARTICULARS CONCERNING RETIRING DIRECTORS

      Sir Roger Lobo has received several awards and honors from the British Crown and the Vatican.

     Sir Roger Lobo does not have any interests in the Company within the meaning of Part XV of the SFO.

     There is no service contract entered into between Sir Roger Lobo and the Company. Pursuant to the Articles, he is subject to retirement by rotation and will be eligible for re-election at the AGM. It is proposed that he will be entitled to an annual director’s fee of approximately HK$200,000 as an independent non-executive director and HK$100,000 for acting as chairman of the Audit Committee which is determined with reference to his duties and responsibilities with the Company and the Company’s remuneration policy.

     Other than the positions referred above, each of the Retiring Directors does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. In addition, there is no information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of the re-election of the Retiring Directors.

NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)
NOTICE OF ANNUAL GENERAL MEETING

     Notice is hereby given that the Annual General Meeting of PCCW Limited (the “Company”) will be held on Wednesday, May 24, 2006 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the following purposes:

Ordinary Business

1.	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2005.

2.	To declare a final dividend of 12 HK cents in respect of the year ended December 31, 2005.

3.	To re-elect Directors and authorize the Directors to fix the remuneration of Directors.

4.	To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following as Ordinary Resolutions:

5.	“THAT:

	(a)	subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

	(b)	such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

	(i)	a Rights Issue;

	(ii)	the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

	(iii)	the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

	(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company;

shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

	(i)	the conclusion of the next annual general meeting of the Company;

	(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; or

	(iii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

NOTICE OF ANNUAL GENERAL MEETING

6.	“THAT:

	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

	(b)	the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(c)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest.”

7.	“THAT subject to the passing of Ordinary Resolution No.6 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No.5 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No.6 set out in the notice of this Meeting, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution.”

NOTICE OF ANNUAL GENERAL MEETING

        To consider and, if thought fit, pass the following resolution as a Special Resolution:

8.	“THAT the Articles of Association of the Company be and are hereby amended in the following manner:

	(a)	By deleting the existing Article 92 in its entirety and substituting therefore the following new Article 92:

		“92.	The Board shall have power from time to time, and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board provided that the appointment of any Director shall be approved by the Executive Chairman. Any Director so appointed by the Board to fill a casual vacancy shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at that meeting. Any Director so appointed by the Board as an addition to the Board shall hold office only until the next following annual general meeting and shall then be eligible for re-election at that meeting.”

	(b)	By deleting the existing Article 101A in its entirety and substituting therefore the following new Article 101A:

		“101A.	At each annual general meeting of the Company one-third of the Directors for the time being (including Directors appointed for a specific term, and Directors who may be required to retire at the same annual general meeting under other provisions of these Articles), or if their number is not three or a multiple of three, then the number nearest to but no less than one-third, shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Directors to retire by rotation shall include (so far as necessary to ascertain the number of Directors to retire by rotation) any Director who wishes to retire and not offer himself for re-election. Any further Directors so to retire shall be those of the other Directors who have been longest in office since their appointment or last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The number of Directors to retire on each occasion shall be determined by reference to the composition of the Board at the date of the notice convening the relevant annual general meeting and no Director shall be required to retire by rotation pursuant to this Article or be relieved from retiring by reason of a change in the number of Directors after the date of such notice but before the close of the relevant annual general meeting. A retiring Director shall be eligible for re-election and shall continue to act as a Director throughout the meeting at which the Director retires.”

NOTICE OF ANNUAL GENERAL MEETING

(c)    By deleting the existing Article 101B in its entirety and renumbering the existing Article 101C as 101B.”

By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, April 13, 2006

Notes:

1.	Any member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of attorney or authority) must be deposited at the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and otherwise the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

4.	In accordance with the Company’s Articles of Association, the following categories of members may demand that the vote in respect of any resolution to be put to the annual general meeting should be taken on a poll:

(a) at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(b) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c) any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to or not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

Electronic Communications

     This circular in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

     Shareholders who have chosen to receive this circular by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

     Shareholders may change their means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars at:

To: PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East, Wan Chai
Hong Kong

fax: +852 2529 6087/+852 2865 0990
email: hkinfo00008@computershare.com.hk